UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

August 2024

Commission File Number: 001-39466

XPENG INC.

No. 8 Songgang Road, Changxing Street

Cencun, Tianhe District, Guangzhou

Guangdong 510640

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Exhibit 99.1	Press Release: XPENG Reports Second Quarter 2024 Unaudited Financial Results

Exhibit 99.2	Announcement: Interim Results Announcement for the Six Months Ended June 30, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XPENG INC.

By:	/s/ Xiaopeng He
Name:	Xiaopeng He
Title:	Chairman and Chief Executive Officer

Date: August 20, 2024